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Exhibit 99.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(numbers in thousands)

	Six Months Ended June 30, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
Earnings:
Net increase in net assets resulting from operations	$47,992	$64,106	$39,970	$11,956	$10,934	$2,545
Income tax expense (benefit) and excise taxes	2,872	6,288	941	(2,290)	(3,182)	3,263

Total earnings before taxes	$50,864	$70,394	$40,911	$9,666	$7,752	$5,807

Fixed Charges:
Interest expense	$8,044	$13,518	$9,058	$3,791	$3,778	$3,246

Total fixed charges	$8,044	$13,518	$9,058	$3,791	$3,778	$3,246

Earnings available to cover fixed charges	$58,908	$83,912	$49,969	$13,457	$11,529	$9,053
Ratio of earnings to fixed charges	7.32	6.21	5.52	3.55	3.05	2.79

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  Exhibit 99.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (numbers in thousands)